02038243

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact name of registrant as specified in charter	Registrant CIK Number
For Form 8-K dated June 13, 2002	333-43091
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If Other than the Registrant)

RECD S.E.C.
JUN 13 2002
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 13, 2002.

PROCESSED
JUN 14 2002
THOMSON FINANCIAL

Bear Stearns Asset Backed Securities, Inc.

By: [signature]
Name: Jonathan Lieberman
Title: Senior Managing Director

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 2002, that the information set forth in this statement is true and complete.

By: ________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2002

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-56242	13-3836437
(State or other jurisdiction of incorporation)	(Commission) File Number)	(IRS Employer Identification No.)

383 Madison Avenue
New York, NY — 10179
(Address of principal executive offices) — Zip Code

Registrant's telephone, including area code: (212) 272-4095

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., Irwin Home Equity Loan Trust 2002-1, Home Equity Loan-Backed Notes, Series 2002-1 (the "Notes"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has prepared certain materials (the "Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

For purposes of this Form 8-K, "Computational Materials" shall mean the Series 2002-1 term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The Irwin Home Equity Loan Trust 2002-1 Computational Materials, filed on Form 8-K dated June 13, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: June 13, 2002

By: ______________________
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The Irwin Home Equity Loan Trust 2002-1 Computational Materials, filed on Form 8-K dated June 13, 2002	P

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO • DALLAS • DENVER
LOS ANGELES • NEW YORK • SAN FRANCISCO • SAN JUAN
BEIJING • DUBLIN • HERZLIYA • HONG KONG • LONDON
LUGANO • PARIS • SAO PAULO • SHANGHAI • SINGAPORE • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, NY 10179

Irwin Home Equity Loan Trust 2002-1

Preliminary Term Sheet/Computational Materials

Fax to:		**Date:**	06/11/02
Company:		**# Pages** (incl. cover):	43
Fax No:		**Phone No:**	
From:		**Phone No:**	

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Characteristics of the Notes: (a), (b)

Offered Securities	Approximate Initial Note Balance (c)	Coupon	Enhancement	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Initial Ratings (Moody's/S&P/Fitch)	Collateral Type	Loan Group	Legal Final Payment Date
Class IA-1 Notes	$[127,109,000]	Floater (d)	MBIA wrapped	[2.290]	[0]	[72]	[Aaa/AAA/AAA]	HELOC	Loan Group I	[12/15/2022]
Class IIA-1 Notes	$[234,033,000]	Floater (e)	Senior/Subordinate	[2.580]	[0]	[110]	[Aaa/AAA/AAA]	HEL 125 / HELOC 125	Loan Group II	[6/10/2029]
Class IIA-IO Notes	$[31,204,000]	Fixed (f)	Senior/Subordinate	[2.500]	NA	NA	[Aaa/AAA/AAA]	HEL 125 / HELOC 125	Loan Group II	[12/25/2004]
Class IIM-1 Notes	$[24,964,000]	Floater (g)	Subordinate	[6.220]	[36]	[74]	[Aa2/AA/AA]	HEL 125 / HELOC 125	Loan Group II	[2/25/2029]
Class IIM-2 Notes	$[21,063,000]	Floater (h)	Subordinate	[6.220]	[36]	[74]	[A2/A/A]	HEL 125 / HELOC 125	Loan Group II	[2/25/2029]
Class IIB-1 Notes	$[26,524,000]	Floater (i)	Subordinate	[6.220]	[36]	[74]	[Baa3/BBB/BBB]	HEL 125 / HELOC 125	Loan Group II	[2/25/2029]
Total	$[433,693,000]									

Notes:

(a) Prepayment Assumptions: Group I Loans (HELOC): 4% CPR building to 35% CPR over 12 months, 4% draw rate (CDR); Group II Loans (HEL 125) 2% CPR building to 18% CPR over 18 months, (HELOC 125) 25% CPR (flat), 2% draw rate (CDR).

(b) Transaction priced to 10% clean-up call; after the clean-up call date, the margin on the Class IA-1 notes and Class IIA-1 notes then outstanding will increase to 2x the initial margin, and the margin on the Class IIM-1 notes, Class IIM-2 notes and the Class IIB-1 notes then outstanding will increase to 1.5x the initial margin.

(c) The initial note balances shown above are subject to a permitted variance of plus or minus 5%

(d) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group I, LIBOR plus [ ]% per annum (original margin times 2)), (ii) the weighted average net mortgage interest rate of the mortgage loans in loan group I minus 0.50%, and (iii) [12.00]% per annum. The "**Step-Up Date**" for each loan group is the first payment date on which the aggregate outstanding principal balance of the mortgage loans in that loan group is less than 10% of the aggregate principal balance of the mortgage loans in that loan group as of the cut-off date.

(e) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 2)) and (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00%[plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.

(f) The Class IIA-IO notes will have a notional balance equal to the lesser of (i) $[31,204,000] (10.00% of the aggregate initial principal balance of the Group II initial mortgage loans) and (ii) the aggregate outstanding principal balance of the mortgage loans in loan group II. The Class IIA-IO notes will not have a principal balance. Distributions on the Class IIA-IO notes are calculated at a 10% coupon on the outstanding notional balance for 30 months with a legal final of [December 25, 2004]. The modified duration on the Class IIA-IO notes is [1.22] years.

(g) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 1.5)) and (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.

(h) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 1.5)) and (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.

(i) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 1.5)) and (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.

[$433,693,000]
(Subject to a permitted variance of plus or minus 5%)

Title of the offered notes	Irwin Home Equity Loan-Backed Notes, Series 2002-1.
Issuer	Irwin Home Equity Loan Trust 2002-1.
Depositor	Bear Stearns Asset Backed Securities, Inc.
Enhancer	MBIA Insurance Corporation with respect only to Group I.
Originator and master servicer	Irwin Union Bank and Trust Company.
Subservicer	Irwin Home Equity Corporation.
Owner trustee	Wilmington Trust Company.
Indenture trustee	Wells Fargo Bank Minnesota, National Association.
Mortgage loans	Adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, which will be allocated to loan group I, and closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally over 100% and generally up to 125% and adjustable rate home equity lines of credit with combined loan-to-value ratios generally over 100% and generally up to 125%, which will be allocated to loan group II. The Depositor will acquire the mortgage loans from Irwin Union Bank and Trust Company on the closing date. Along with the mortgage loans to be acquired by the trust on the closing date, prior to [June 30, 2007], with respect to the Group I mortgage loans and prior to [June 30, 2008], with respect to the Group II mortgage loans, the issuer will also purchase from Irwin Union Bank and Trust Company additional draws on previously acquired home equity lines of credit.
Statistical calculation date	The close of business on April 30, 2002.
Cut-off date	The close of business on May 31, 2002.
Closing date	On or about June [ ], 2002.
Payment dates	Beginning in July 2002 on the 25th day of each month or, if the 25th day is not a business day, on the next business day.
Form of offered notes	Book-entry form, same day funds through DTC, Clearstream or Euroclear.

Offered Notes

Class	Note Rate	Initial Note Balance[(1)]	Initial Rating (Moody's/S&P/Fitch)	Enhancement	Expected Final Payment Date[(2)]	Legal Final Payment Date	Designations
IA-I	Variable [(3)]	$[127,109,000]	[Aaa/AAA/AAA]	[MBIA Insurance Corp or Ambac Assurance Corp]	[6/25/2008]	[12/15/2022]	Senior/ Variable Rate
IIA-1	Variable [(4)]	$[234,033,000]	[Aaa/AAA/AAA]	Senior/Subordinate	[8/25/2011]	[6/10/2029]	Senior/ Variable Rate
IIA-IO	10.00%	$[31,204,000]	[Aaa/AAA/AAA]	Senior/Subordinate	[12/25/2004]	[12/25/2004]	Senior/Fixed Rate/ Interest Only
IIM-1	Variable [(5)]	$[24,964,000]	[Aa2/AA/AA]	Senior/Subordinate	[8/25/2011]	[2/25/2029]	Subordinate/ Variable Rate
IIM-2	Variable [(6)]	$[21,063,000]	[A2/A/A]	Senior/Subordinate	[8/25/2011]	[2/25/2029]	Subordinate/ Variable Rate
IIB-1	Variable [(7)]	$[26,524,000]	[Baa3/BBB/BBB]	Senior/Subordinate	[8/25/2011]	[2/25/2029]	Subordinate/ Variable Rate
Total Offered Notes		**$[433,693,000]**					

1) Subject to a permitted variance of plus or minus 5%.
2) Based on the assumption that the Master Servicer has exercised its option to repurchase all of the mortgage loans and the other assumptions described herein. Due to losses and prepayments on the mortgage loans, the final payment dates on each class of offered notes may be substantially earlier or later than such dates.
3) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group I, LIBOR plus [ ]% per annum (original margin times 2)), (ii) the weighted average net mortgage interest rate of the mortgage loans in loan group I minus 0.50%, and (iii) [12.00]% per annum. The **"Step-Up Date"** for each loan group is the first payment date on which the aggregate outstanding principal balance of the mortgage loans in that loan group is less than 10% of the aggregate principal balance of the mortgage loans in that loan group as of the cut-off date.
4) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 2)) and (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.
5) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 1.5)) and , (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.
6) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 1.5)) and , (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.
7) On any payment date, equal to the lesser of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date for loan group II, LIBOR plus [ ]% per annum (original margin times 1.5)) and , (ii) (a) the weighted average net mortgage interest rate of all of the Group II mortgage loans, minus (b) on or prior to the payment date in December 2004, 1.00% [plus (c) a rate equal to the amount, if any, received as of the first day of the month preceding the month in which such payment date occurs with respect to such payment date on the interest rate cap divided by the notional amount of the interest rate cap] and (iii) [14.00]% per annum.

The Notes

Group I notes:	The Class IA-I notes and the Group I variable funding notes.
Offered Group I notes:	The Class IA-I notes.
Group II notes:	The Class IIA-1, Class IIA-IO, Class IIM-1, Class IIM-2, Class IIB-1 notes and the Group II variable funding notes.
Offered Group II notes:	The Class IIA-1, Class IIA-IO, Class IIM-1, Class IIM-2 and the Class IIB-1 notes.
Senior Group II notes:	The Class IIA-1 and the Class IIA-IO notes.
Subordinate Group II notes:	The Class IIM-1, Class IIM-2 and Class IIB-1 notes.

The Variable Funding Notes

In addition to the offered notes, the trust will also issue the Irwin Home Equity Loan-Backed Variable Funding Notes, Series 2002-1. The Group I variable funding notes will not be offered hereby. The Group I variable funding notes will have a variable funding balance of $0 on the closing date. The Group II variable funding notes will not be offered hereby. The Group II variable funding notes will have a variable funding balance of $0 on the closing date. Any information concerning the Group I and the Group II variable funding notes included herein is only included to provide you with a better understanding of the offered notes.

During the managed amortization period, if principal collections on the mortgage loans in loan group I or loan group II are insufficient to fund all of the additional balances on the home equity lines of credit arising during the related collection period, the relevant variable funding balance will be increased by the shortfall.

The Certificates

The trust will also issue Irwin Home Equity Loan-Backed Certificates, Series 2002-1, which will not be offered hereby. Any information concerning the certificates included herein is only included to provide you with a better understanding of the offered notes. The certificates will be subordinated to the offered notes and the variable funding notes. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust.

The Trust

The depositor will establish Irwin Home Equity Loan Trust 2002-1, a Delaware business trust. The trust will be established pursuant to a trust agreement, dated as of May 31, 2002, between the depositor and the owner trustee. The trust will issue the notes pursuant to an indenture dated as of May 31, 2002, between the issuer and the indenture trustee. The assets of the trust will include:

- the unpaid principal balance of the mortgage loans as of the close of business on the cut-off date; and
- any additions to the home equity lines of credit as a result of draws or new advances of money made pursuant to the applicable loan agreement after the cut-off date until the end of the managed amortization period.

The unpaid principal balance of a home equity line of credit on any day during the managed amortization period will be equal to:

- its cut-off date balance,
- *plus* any additional balances relating to that home equity line of credit sold to the issuer and acquired by the trust before that day,
- *minus* all collections credited against the principal balance of that home equity line of credit in accordance with the related loan agreement after the cut-off date.

The principal balance of a liquidated home equity line of credit or a closed-end home equity loan after the final recovery of related liquidation proceeds will be zero.

In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts and collections on the mortgage loans. The trust will also include a financial guaranty insurance policy provided by [MBIA Insurance Corporation or Ambac Assurance Corporation], which will guarantee certain payments on the Group I notes only.

Payments of interest and principal on the notes will be made only from (i) payments received in connection with the mortgage loans in the related loan group and (ii) in the case of the Group I notes only, the financial guaranty insurance policy to the extent described herein.

The Group I notes and the Group II notes are not cross-collateralized.

Collections on the mortgage loans from a loan group will not be applied to payments on the offered notes related to the other loan group. As a result, collections on the mortgage loans in loan group I will be applied only to the Group I notes and collections on the mortgage loans in loan group II will be applied only to the Group II notes.

Mortgage Loan Groups

The mortgage loans assigned and transferred to the issuer and pledged to the indenture trustee as of the closing date will be divided into two loan groups.

The statistical information presented in these computational materials reflects the pool of mortgage loans as of the statistical calculation date.

Loan group I will include mortgage loans which consist of adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, secured by first, second or third mortgages or deeds of trust on residential properties.

Loan group II will include mortgage loans which consist of (i) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally over 100% and generally up to 125% and (ii) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally over 100% and generally up to 125%, secured in both cases by first, second or third mortgages or deeds of trust on residential properties.

Interest Payments

Interest payments on each class of the offered notes will be made monthly on each payment date, beginning in July 2002, at the respective note rates described above. The Class IIA-IO notes, which will be interest only notes, will receive interest payments only up to and including the payment date in December 2004. Interest on the Class IA-1, Class IIA-1, Class IIM-1, Class IIM-2 and Class IIB-1 notes for each payment date will accrue from the preceding payment date (or, in the case of the first payment date, from the closing date) through the day before that payment date, on the basis of the actual number of days in that interest period and a 360-day year. Interest on the Class IIA-IO notes for each payment date will accrue from the preceding payment date (or, in the case of the first payment date, from the closing date) through the day before that payment date, on the basis of a 360-day year with twelve 30-day months.

All interest payments on the notes for any payment date will be allocated to the notes based on their respective interest accruals. Interest will accrue on the Class IIA-IO notes on the notional balances thereof. The initial notional balance of the Class IIA-IO notes will be $[31,204,000] and will not be subject to reduction unless the aggregate principal balance of all of the mortgage loans in loan group II is reduced below $[31,204,000] on or before December 1, 2004.

The note rate on the Group I variable funding notes for any payment date will not exceed the note rate on the Class IA-1 notes for the related interest period. The note rate on the Group II variable funding notes for any payment date will not exceed the note rate on the Class IIA-1 notes for the related interest period.

To the extent the note rates of the Class IA-1 notes, the Class IIA-1 notes and the Subordinate Group II notes are limited by the weighted average net mortgage interest rate of the mortgage loans in loan group I and loan group II, respectively, these notes may receive interest up to the applicable LIBOR rate as an interest carry-forward amount on subsequent payment dates. Notwithstanding such carry-forward, the interest rates on each of the Class IA-I notes, the

Class IIA-1 notes and the Subordinate Group II notes is subject to a maximum rate.

Principal Payments

On each payment date during the managed amortization period, the aggregate amount payable as principal of the Group I notes will be equal to principal collections for loan group I for that payment date, less any additional balances created with respect to mortgage loans in loan group I, as further described herein. The managed amortization period for the Group I notes will be the period beginning on the closing date and ending on the earlier of [June 30, 2007] and the occurrence of an amortization event. On each payment date after the end of the managed amortization period, the aggregate amount payable as principal of the Group I notes will be equal to principal collections for loan group I for that payment date.

On each payment date during the managed amortization period, the aggregate amount payable as principal of the Group II notes will be equal to principal collections for loan group II for that payment date, less any additional balances created with respect to mortgage loans in loan group II that are home equity lines of credit, as further described herein. The managed amortization period for the Group II notes will be the period beginning on the closing date and ending on the earlier of [June 30, 2008] and the occurrence of an amortization event. On each payment date after the end of the managed amortization period, the aggregate amount payable as principal of the Group II notes will be equal to principal collections for loan group II for that payment date.

Payments of principal that are allocated to the Group I notes will be paid to the Class IA-I notes and the Group I variable funding notes *pro rata* based on their outstanding principal balance and variable funding balance, respectively, until paid in full.

Payments of principal that are allocated to the Group II notes will be paid to the Class IIA-I notes and the Group II variable funding notes *pro rata* based on their outstanding principal balance and variable funding balance, respectively, until paid in full.

The right of the Class IIA-1 notes to receive principal payments will be senior to the right of the subordinate Group II notes. The Class IIA-IO notes, which are interest only notes, will not receive principal payments.

In addition, on each payment date, to the extent of funds available for that purpose, holders of the offered notes entitled to receive principal payments on that payment date and the holders of the variable funding notes will be entitled to receive certain additional amounts in reduction of their principal balances (or variable funding balance in the case of the variable funding notes), generally equal to liquidation loss amounts for the related loan group, as further described herein.

In no event will principal payments on a class of offered notes on any payment date exceed the related principal balance (or the variable funding balance in the case of the variable funding notes) on that payment date. The Class IIA-IO notes will not be entitled to receive principal payments.

For at least 36 months after the closing date, no principal payments will be distributed to the subordinate Group II notes, unless the principal balance of the Class IIA-1 notes has been reduced to zero. In addition, if on any payment date certain loss or delinquency tests are not satisfied, amounts otherwise payable to the subordinate Group II notes with respect to principal will be paid to the Class IIA-1 notes, and the subordinate Group II notes will receive no distributions of principal on that payment date.

On the related legal final payment date, principal will be due and payable on the offered notes in an amount equal to the related principal balance remaining outstanding on that payment date.

The payment of principal to the subordinate Group II notes after the step-down date is subject to the following loss and delinquency tests:

- satisfaction of a cumulative liquidation loss amount test such that the fraction (expressed as a percentage) of cumulative liquidation loss amounts in loan group II as of the respective payment date divided by the initial aggregate principal balance of the mortgage loans in loan group II is less than or equal to the percentage set forth below for the related collection period specified below:

Collection Period	Cumulative liquidation loss amount percentage
36 – 48	[9.50]%
49 – 60	[11.25]%
61 – 84	[13.00]%
85+	[15.00]%; and

- satisfaction of a delinquency test such that the three-month rolling average of the aggregate principal balance of the mortgage loans in loan group II that are 60 days or more delinquent (including all mortgage loans in loan group II that are in foreclosure and mortgage loans in loan group II for which the related mortgaged property constitutes REO property, but excluding liquidated mortgage loans in loan group II) in the payment of principal and interest is less than [17.75]% of the senior enhancement percentage, which percentage is computed for each payment date as the principal balance of the mortgage loans in loan group II minus the aggregate principal balance of the senior Group II notes divided by the principal balance of the mortgage loans in loan group II.

Priority of Payments on the Group I Notes

Payments of principal and interest on the mortgage loans in loan group I will be collected each month. After retaining its master servicing fee, the master servicer will forward all collections on such mortgage loans to the indenture trustee and on each payment date these amounts, *plus* any insured payment by the enhancer with respect to the Group I notes, will be allocated as follows:

- first, to pay the enhancer the accrued and unpaid premium for the policy and to pay the indenture trustee any accrued and unpaid indenture trustee fees with respect to the Group I notes;

- second, to pay the accrued and unpaid interest due on the Class IA-I notes and the variable funding notes, *pro rata*, at their respective note rates;

- third, to pay as principal on the Class IA-I notes and the variable funding notes, *pro rata*, an amount equal to principal collections on the mortgage loans in loan group I, minus any principal collections used to purchase additional balances and any overcollateralization release amount;

- fourth, to pay to the Class IA-I notes and the variable funding notes, *pro rata,* an amount equal to the liquidation loss distribution amount on the mortgage loans in loan group I for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;

- fifth, to reimburse the enhancer for any unreimbursed draws made on the policy for the Group I notes, with interest thereon;

- sixth, to the holders of the certificates in the priorities set forth in the indenture:

    - (i) on the payment dates in [July and August] 2002, [100]% of the remaining excess spread for the Group I notes and the applicable payment date; and;

    - (ii) on the payment dates in [September, October, November, and December] 2002, [50]% of the remaining excess spread for the Group I notes and the applicable payment date;

- seventh, to pay to the Class IA-I notes and the variable funding notes, *pro rata*, the amount, if any, necessary to increase the amount of overcollateralization for the Group I notes to the required overcollateralization level;

- eighth, to pay the indenture trustee and the administrator any unpaid expenses and other reimbursable amounts owed to the indenture trustee and the administrator with respect to the Group I notes;

- ninth, to pay as interest on the Class IA-I notes and the variable funding notes, *pro rata,* any unpaid interest carry-forward amounts, together with interest thereon; and

- tenth, any remaining amounts to the holders of the certificates.

Priority of Payments on the Group II Notes

Payments of principal and interest on the mortgage loans in loan group II will be collected each month. After retaining its master servicing fee and amounts that reimburse the master servicer or the subservicer for reimbursable expenses on loan group II, the master servicer will forward all collections on such mortgage loans to the indenture trustee and on each payment date these amounts and any interest rate cap payments, *minus* any permitted expenses reimbursable to the indenture trustee and the administrator, will be allocated as follows:

- first, to pay the indenture trustee any accrued and unpaid indenture trustee fees with respect to the Group II notes;

- [second, for any payment date up to and including the December 2004 payment date, an amount not to exceed $[ ] to the interest rate cap counterparty, if any];

- third, to pay accrued and unpaid interest due on the principal balances of the Group II notes and the notional balance of the Class IIA-IO notes at the respective note rates as follows:

  - (i) first, to the senior Group II notes, the Group II variable funding notes and the Class IIA-IO notes, on a *pro rata* basis in accordance with the amount of accrued interest due thereon;

  - (ii) second, to the Class IIM-1 notes;

  - (iii) third, to the Class IIM-2 notes; and

  - (iv) fourth, to the Class IIB-1 notes;

- fourth, to pay as principal on the Group II notes (other than the Class IIA-IO notes), an amount equal to principal collections on the mortgage loans in loan group II, minus any principal used to purchase additional balance and any overcollateralization release amount, as follows:

  - (i) first, to the Class IIA-1 notes and the Group II variable funding notes, until the principal balance of the Class IIA-1 notes has been reduced to its required principal balance for that payment date;

  - (ii) second, to the Class IIM-1 notes, until the principal balance of the Class IIM-1 notes has been reduced to its required principal balance for that payment date;

  - (iii) third, to the Class IIM-2 notes, until the principal balance of the Class IIM-2 notes has been reduced to its required principal balance for that payment date; and

  - (iv) fourth, to the Class IIB-1 notes, until the principal balance of the Class IIB-1 notes has been reduced to its required principal balance for that payment date;

- fifth, to pay to the Class IIA-1 notes and the Group II variable funding notes (with respect to the adjustable rate home equity lines of credit), until the principal balance of the Class IIA-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans in loan group II for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;

- sixth, to pay to the Class IIM-1 notes, until the principal balance of the Class IIM-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans in loan group II for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior Group II notes under clause *fifth* above;

- seventh, to pay to the Class IIM-2 notes, until the principal balance of the Class IIM-2 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans in loan group II for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior Group II notes or the Class IIM-1 notes under clauses *fifth* and *sixth* above, respectively;

- eighth, to pay to the Class IIB-1 notes, until the principal balance of the Class IIB-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans in loan group II for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior Group II notes, the Class IIM-1 notes or the Class IIM-2 notes under clauses *fifth*, *sixth* and *seventh* above, respectively;

- ninth, to pay to the Class IIA-1 notes and the Group II variable funding notes until the principal balance of the Class IIA-1 notes has been reduced to its required principal balance for that payment date, the amount, if any, necessary to increase the amount of overcollateralization for the Group II notes to the required overcollateralization level;

- tenth, to pay to the Class IIM-1 notes, until the principal balance of the Class IIM-1 notes has been reduced to its required principal balance for that payment date, the amount, if any, necessary to increase the amount of overcollateralization for the Group II notes to the required over-collateralization level to the extent not previously distributed to the senior Group II notes pursuant to clause *ninth* above;

- eleventh, to pay to the Class IIM-2 notes, until the principal balance of the Class IIM-2 notes has been reduced to its required principal balance for that payment date, the amount, if any, necessary to increase the amount of overcollateralization for the Group II notes to the required over-collateralization level to the extent not previously distributed to the senior Group II notes or the Class IIM-1 notes pursuant to clauses *ninth* and *tenth* above, respectively;

- twelfth, to pay to the Class IIB-1 notes, until the principal balance of the Class IIB-1 notes has been reduced to its required principal balance for that payment date, the amount, if any, necessary to increase the amount of overcollateralization for the Group II notes to the required over-collateralization level to the extent not previously distributed to the senior Group II notes, the Class IIM-1 notes or the Class IIM-2 notes pursuant to clauses *ninth, tenth* and *eleventh* above, respectively;

- thirteenth, to pay the holders of the Class IIA-1 notes and the variable funding notes, *pro rata*, any unpaid interest carry-forward amounts (amounts that would have been paid on these notes if not for the application of the applicable interest rate caps), together with interest thereon;

- fourteenth, to pay the holders of the Class IIM-1 notes any unpaid interest carry-forward amounts (amounts that would have been paid on these notes if not for the application of the Class IIM-1 note interest rate cap), together with interest thereon;

- fifteenth, to pay the holders of the Class IIM-2 notes any unpaid interest carry-forward amounts (amounts that would have been paid on these notes if not for the application of the Class IIM-2 note interest rate cap), together with interest thereon;

- sixteenth, to pay the holders of the Class IIB-1 notes any unpaid interest carry-forward amounts (amounts that would have been paid on these notes if not for the application of the Class IIB-1 note interest rate cap), together with interest thereon; and

- seventeenth, any remaining amounts to the holders of the certificates.

Credit Enhancement

The credit enhancement provided for the benefit of the offered notes consists of:

Excess Spread. The weighted average mortgage loan rate for loan group I is generally expected to be higher than the sum of (a) the master servicing fee and the trustee fee allocable to loan group I, and the Group I notes, (b) the premium payable to the enhancer, and (c) the weighted average note rate of the Group I notes. The weighted average mortgage loan rate for loan group II is generally expected to be higher than the sum of (a) the master servicing fee and the trustee fee allocable to loan group II and the Group II notes, (b) [for any payment date up to and including the December 2004 payment date, the fee of the interest rate cap counterparty not expected to exceed [ ]%, if any], and (c) the weighted average note rate of the Group II notes. On each payment date, excess spread generated during the related collection period for each loan group will be available to cover losses and build overcollateralization with respect to the related classes of offered notes.

Overcollateralization. Excess interest on the mortgage loans in each loan group that is not (i) needed to cover losses on the loans in that loan group or (ii) in the case of loan group I, paid to the holders of the certificates on the payment dates specified above in clause sixth under "-Priority of Payments on the Group I Notes," will be used to make additional principal payments on the related classes of offered notes, until the aggregate principal balance of the mortgage loans in that loan group exceeds the aggregate principal balance of the related group of offered notes (including the Group I and Group II variable funding notes) by a specified amount. This excess will represent overcollateralization for each group of offered notes, which will absorb losses on the mortgage loans in the related loan group, to the extent of the overcollateralization, if the losses are not covered by excess interest with respect to that loan group. If the level of overcollateralization for a group of offered notes falls below what is required, the excess interest described above for the related loan group will be paid to the related classes of offered notes as principal, until the required level of overcollateralization for that group of offered notes is reached again.

Subordination. To the extent no overcollateralization exists with respect to the Group II notes, losses on the mortgage loans in loan group II during the related collection period in excess of amounts available to be paid on that payment date pursuant to clauses *fifth* through *eighth* above under "-Priority of Payments on the Group II Notes" will be allocated in full to the first class of notes listed below with a principal balance greater than zero:

- Class IIB-1 notes;
- Class IIM-2 notes; and
- Class IIM-1 notes.

When this occurs, the principal balance of the class of subordinate Group II notes to which the loss is allocated is reduced, without a corresponding payment of principal.

If none of the subordinate Group II notes remains outstanding, losses will be allocated among the senior Group II notes in proportion to their remaining principal balances.

The subordinate Group II notes will not provide credit enhancement for the Group I notes.

Interest Rate Cap Agreement. On the closing date, the trust may or may not enter into an interest rate cap with [ ] as the interest rate cap counterparty. The interest rate cap counterparty would be required to make payments to the trust on any payment date for which LIBOR is greater than a specified rate. The required payment would be in an amount equal to the product of (1) LIBOR minus a specified rate and (2) the notional amount of the interest rate cap which would be equal to the lesser of (i) (a) the then outstanding principal balance of the Subordinate Group II notes and (b) the initial principal balance of the Subordinate Group II notes reduced by any payments that would be paid to them under the specified pricing speed and assuming that there are no losses on the mortgage loans in loan group II; and (ii) a notional schedule not to exceed $50,000,000.

Financial Guaranty Insurance Policy. The enhancer will unconditionally and irrevocably guarantee, subject to the provisions in the policy: (a) timely payment of current interest on the Group I notes, (b) the amount of any principal losses on the loans in loan group I (other than any amounts that would have been paid if not for the application of the applicable interest rate cap) not covered by excess spread or overcollateralization and (c) the payment of any outstanding principal on the Group I notes on the final payment date of [October 25, 2032]. The financial guaranty insurance policy is not cancelable for any reason.

The financial guaranty insurance policy will not provide credit enhancement for the Group II notes.

Legal Investment

The offered notes will not be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. You should consult your legal advisors in determining whether and to what extent the offered notes constitute legal investments for you.

Since the note rates on the subordinate notes are based on LIBOR and under certain prepayment and loss scenarios, payments on the subordinate notes would be supported in whole or in part by fixed rate mortgage loans, the interest rate cap may be acquired by the trust to make it more likely that the subordinate notes will be paid the applicable note rates based on LIBOR.

Optional Redemption

With respect to each of the two loan groups, the master servicer may, at its option repurchase all, but not less than all, of the mortgage loans in such loan group on any payment date on which the aggregate outstanding principal balance of the mortgage loans in such loan group (after applying payments received in the related collection period) is less than 10% of the aggregate principal balance of the mortgage loans in such loan group as of the cut-off date. No such optional repurchase for loan group I will be permitted without the prior written consent of the enhancer if it would result in a draw on the financial guaranty insurance policy.

The purchase price for the mortgage loans in a loan group shall be equal to the lesser of (1) the outstanding principal balance of such loans plus accrued and unpaid interest on such loan and (2) the fair market value of such loans. The master servicer may not exercise this option unless the purchase price at least equals the sum of (1) the sum of all accrued and unpaid interest (including interest carry-forward amounts on the notes) and the outstanding principal balance of the related class or classes of notes, and (2) in the case of loan group II, if the notes are redeemed prior to the payment date in December 2004, the adjusted issue price on the Class IIA-IO notes, which will be approximately equal to the present value of the remaining payments on the Class IIA-IO notes, using a discount rate equal to the discount rate reflected in the price paid by the initial purchaser of the Class IIA-IO notes on the closing date.

An exercise of the optional redemption for any loan group will cause the aggregate outstanding principal balance of the related class or classes of offered notes to be paid in full sooner than it otherwise would have been paid.

Ratings

When issued, the offered notes will receive the ratings indicated in the chart above. A security rating is not a recommendation to buy, sell or hold a security and is subject to change or withdrawal at any time by the assigning rating agency. The ratings also do not address the rate of principal prepayments on the mortgage loans or the likelihood of the payment of any interest carry-forward amounts. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized by holders of the offered notes.

ERISA Considerations

Subject to important considerations, the depositor expects that the offered notes may be purchased by persons investing assets of employee benefit plans or individual retirement accounts. Plans should consult with their legal advisors before investing in the offered notes.

Tax Status

For federal income tax purposes, the offered notes will be treated as debt. The trust itself will not be subject to tax.

"Class IIB-1 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of Class IIA-1 Notes, the Class IIM-1 Notes and the Class IIM-2 Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), and (b) the Overcollateralization Target Amount for the Group II Notes and such Payment Date; *provided, however,* that the Class IIB-1 Optimal Principal Balance will not be reduced below the Class IIB-1 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests for Loan Group II are satisfied.

"Class IIM-1 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date minus the sum of (a) the Note Balance of the Class IIA-1 Notes (after taking into account payments made on such Payment Date in reduction of such Note Balance), (b) approximately [30.50]% of the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for the Group II Notes and such Payment Date; *provided, however,* that the Class IIM-1 Optimal Principal Balance will not be reduced below the Class IIM-1 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests for Loan Group II are satisfied.

"Class IIM-2 Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date minus the sum of (a) the Note Balances of Class IIA-1 Notes and the Class IIM-1 Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [17.00]% of the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for the Group II Notes and such Payment Date; *provided, however,* that the Class IIM-2 Optimal Principal Balance will not be reduced below the Class IIM-2 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests for Loan Group II are satisfied.

"Excess Spread" means, with respect to any Payment Date and Note Group and without taking into account any draw on the Policy on such Payment Date with respect to the Group I Notes, amounts available for distribution on that Payment Date after the application of clause *third* under "—Priority of Payments on the Group I Notes" and after the application of clause *fourth* under "—Priority of Payments on the Group II Notes" above, as applicable.

"Interest Collections" means, with respect to any Payment Date and Loan Group, the sum of all payments by or on behalf of Mortgagors and any other amounts constituting interest (including such portion of Insurance Proceeds, Liquidation Proceeds and Repurchase Prices as is allocable to interest on the applicable Mortgage Loan as are paid by the Master Servicer in respect of Mortgage Loans in the applicable Loan Group or is collected by the Master Servicer under the Mortgage Loans in such Loan Group, reduced by the Servicing Fee for the Mortgage Loans in such Loan Group for the related Collection Period and by any fees (including annual fees), prepayment penalties or late charges or similar administrative fees paid by Mortgagors with respect to Mortgage Loans in such Loan Group during such Collection Period). The terms of the related mortgage documents shall determine the portion of each payment in respect of such Mortgage Loan that constitutes principal and interest, respectively.

"Liquidated Mortgage Loan" means a defaulted Mortgage Loan as to which the Master Servicer has determined that all amounts that it expects to recover on such Mortgage Loan have been recovered (exclusive of any possibility of a deficiency judgment).

"Liquidation Loss Amount" means, with respect to any Payment Date and any Liquidated Mortgage Loan in a Loan Group, the unrecovered Principal Balance thereof at the end of the related Collection Period in which such Mortgage Loan became a Liquidated Mortgage Loan, after giving effect to the Liquidation Proceeds in connection therewith.

"Liquidation Loss Distribution Amount" means, with respect to either Note Group and any Payment Date, an amount equal to any Liquidation Loss Amounts incurred on the Mortgage Loans in the related Loan Group during the related Collection Period, plus any Liquidation Loss Amounts incurred on the Mortgage Loans in the related Loan Group remaining undistributed from any previous Payment Date. Any Liquidation Loss Amounts on the Mortgage Loans in either

Loan Group remaining undistributed from any previous Payment Date will not be required to be paid to the related Note Group as a Liquidation Loss Distribution Amount to the extent that such Liquidation Loss Amounts were paid on that Note Group by means of a draw on the Policy in the case of the Group I Notes, a payment from collections on the Mortgage Loans in the related Loan Group, or were reflected in a reduction of the Overcollateralization Amount for that Note Group or a reduction in the Subordinate Group II Notes in the case of the Group II Notes.

"Managed Amortization Period" means the period beginning on the Closing Date and ending on the earlier of (i) [June 30, 2007], with respect to the Group I mortgage loans and prior to [June 30, 2008], with respect to the Group II mortgage loans (ii) the occurrence of an Amortization Event.

"Note Balance" means the Offered Note Balance and/or the Variable Funding Balance, as the context requires.

"Note Group" means either the Group I Notes or Group II Notes, as the context requires.

"Offered Note Balance" means as of any date of determination and with respect to each class of Offered Notes (other than the Class IIA-IO Notes), the principal balance of such class of Offered Notes on the Closing Date less any amounts actually distributed as principal thereon on all prior Payment Dates.

"Overcollateralization Amount" means, with respect to either Note Group and any Payment Date, the excess, if any, of (x) the aggregate Principal Balance of all Mortgage Loans in the related Loan Group as of the close of business on the last day of the related Collection Period, over (y) the aggregate Note Balance of the Offered Notes in such Note Group, after taking into account the payment of the Principal Collection Distribution Amount and Liquidation Distribution Loss Amount for such Note Group and Payment Date.

"Overcollateralization Increase Amount" means, with respect to either Note Group and any Payment Date, the amount necessary to increase the Overcollateralization Amount to the Overcollateralization Target Amount for such Note Group and Payment Date.

"Overcollateralization Release Amount" means, with respect to either Note Group and any Payment Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount for such Note Group, after taking into account the payment of the Principal Collection Distribution Amount for such Note Group and Payment Date (other than the amount described in clause (1) of the definition of Principal Collection Distribution Amount).

"Overcollateralization Target Amount" means:

(i) with respect to the Group I Notes and any Payment Date prior to the Step-down Date, an amount equal to [3.20]% of the initial aggregate Note Balance of such Note Group. On or after the Step-down Date, the Overcollateralization Target Amount for the Group I Notes and any Payment Date will be equal to the lesser of (a) the Overcollateralization Target Amount for such Note Group as of the initial Payment Date and (b) the sum of (x) [6.40]% of the current aggregate Note Balance of such Note Group (after applying payments received in the related Collection Period) and (y) the aggregate Principal Balance of the Group I Mortgage Loans that are 180 days or more delinquent (including loans that are in foreclosure and loans for which the related Mortgage Property constitutes REO Property, but excluding Liquidated Mortgage Loans), but not lower than approximately $[635,545], which is [0.50]% of the initial aggregate Note Balance of the Group I Notes; *provided, however*, that the Overcollateralization Target Amount for the Group I Notes and any Payment Date may be reduced with the prior written consent of the Rating Agencies and the Enhancer; and

(ii) with respect to the Group II Notes and any Payment Date prior to the Step-down Date, an amount equal to [7.50]% of the initial aggregate Note Balance of such Note Group. On or after the Step-down Date, the Overcollateralization Target Amount for the Group II Notes and any Payment Date will be equal to the lesser of (a) the Overcollateralization Target Amount for such Note Group as of the initial Payment Date and (b) [15.00]% of the current aggregate Note Balance of such Note Group (after applying payments received in the related Collection Period), but not lower than approximately $[1,532,920], which is [0.50]% of the initial aggregate Note Balance of the Group II Notes; *provided, however*, that the scheduled reduction to the Overcollateralization Target Amount for the Group II Notes shall not be made as of any Payment Date unless the Loss and Delinquency Tests are satisfied; and *provided, further*, that the Overcollateralization

Target Amount for the Group II Notes and any Payment Date may be reduced with the prior written consent of the Rating Agencies.

"Principal Collections" means, with respect to any Payment Date and Loan Group, the aggregate of the following amounts:

(i) the total amount of payments made by or on behalf of the related Mortgagors, received and applied as payments of principal on the Mortgage Loans in such Loan Group during the related Collection Period, as reported by the Master Servicer or the related Subservicer;

(ii)any Liquidation Proceeds allocable as a recovery of principal received in connection with the Mortgage Loans in such Loan Group during the related Collection Period;

(iii) if such Mortgage Loan (or Mortgage Loans) in such Loan Group was repurchased by the Originator during the related Collection Period, 100% of the Principal Balance thereof as of the date of such purchase; and

(iv) other amounts received as payments on or proceeds of the Mortgage Loans in such Loan Group during the related Collection Period, to the extent applied in reduction of the Principal Balance thereof.

"Principal Collection Distribution Amount" means, with respect to either Note Group and any Payment Date, the total Principal Collections for the related Loan Group and Payment Date *minus* (1) any Overcollateralization Release Amount for such Note Group and Payment Date, and (2) in the case of the Group I Notes only during the Managed Amortization Period, Principal Collections for Loan Group I used by the Trust to acquire Additional Balances during the related Collection Period.

"Remaining Excess Spread" means, with respect to the Group I Notes and any Payment Date, any remaining Excess Spread available for distribution on that Payment Date after the application of clause *fifth* under "—Priority of Payments on the Group I Notes" above.

"Senior Enhancement Percentage" means, with respect to the Group II Notes and any Payment Date, the percentage obtained by dividing:

- the excess of (a) the aggregate Principal Balance of the Group II Mortgage Loans as of the first day of the related Collection Period over (b) the aggregate Note Balance of the Class IIA-1 Notes immediately prior to such Payment Date, by

- the aggregate Principal Balance of the Group II Mortgage Loans as of the first day of the related Collection Period.

"Senior Group II Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date or after the Step-down Date if the Loss and Delinquency Tests for Loan Group II have not been satisfied, zero; and with respect to any other Payment Date, an amount equal to the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date minus the sum of (a) approximately [46.50]% of the aggregate Principal Balance of the Group II Mortgage Loans as of the preceding Determination Date and (b) the Overcollateralization Target Amount for the Group II Notes and such Payment Date.

"Step-down Date" means:

(i) with respect to the Group I Notes, the first Payment Date occurring after the Payment Date in [December 2004] as to which the aggregate Note Balance of the Class IA-1 Notes (after applying payments received in the related Collection Period) will be reduced on such Payment Date (such determination to be made by the Master Servicer prior to the Indenture Trustee making actual distributions on such Payment Date) to an amount equal to the excess, if any, of (a) the aggregate Principal Balance of the Group I Mortgage Loans as of the close of business on the last day of the related Collection Period over (b) the greater of (x) approximately [6.40]% of the aggregate Principal Balance of the Group I Mortgage Loans as of the close of business on the last day of the related Collection Period, and (y) [3.20]% of the initial aggregate Principal Balance of the Group I Mortgage Loans; and

(ii) with respect to the Group II Notes, the first Payment Date occurring after the Payment Date in [June 2005] as to which the aggregate Note Balance of the Class IIA-1 Notes (after applying payments received in the related Collection Period) will be reduced on such Payment Date (such determination to be made by the Master Servicer prior to the Indenture Trustee making actual distributions on such Payment Date) to an amount equal to the excess, if any, of (a) the aggregate Principal Balance of the Group II Mortgage Loans as of the close of business on the last day of the related Collection Period over (b) the greater of (x) approximately [15.00]% of the aggregate Principal Balance of the Group II Mortgage Loans as of the close of business on the last day of the related Collection Period, and (y) [7.50]% of the initial aggregate Principal Balance of the Group II Mortgage Loans.

"Subordination Deficit" means, with respect to the Group I Notes and any Payment Date, the excess, if any, of the aggregate Note Balance of the Group I Notes on such Payment Date (without taking into account any amounts payable under the Policy on such Payment Date) over the aggregate Principal Balance of the Group I Mortgage Loans as of the close of business on the last day of the related Collection Period.

"Variable Funding Balance" means, with respect to any Payment Date and class of Variable Funding Notes, the Aggregate Balance Differential for the related Loan Group immediately prior to such Payment Date reduced by all distributions of principal on such class of Variable Funding Notes prior to such Payment Date.

COLLATERAL SUMMARY
Group I Mortgage Loans (as of the Statistical Calculation Date) – 4/30/2002
HELOC

Total Number of Loans:		2,181
Total Outstanding Loan Balance:		$112,115,640.46
Average Loan Principal Balance:		$51,405.61
WA Coupon:		8.792%
WA Margin:		3.92%
WA Floor:		7.51%
WA Ceiling:		17.68%
Index:		Prime
Rate Reset Frequency:		Monthly
WA Remaining Term to Maturity (months):		228
WA Original Term to Stated Maturity (months):		237
WA CLTV:		90.15%
WA Debt-to-Income:		40.25%
Lien Position:	First Lien:	3.07%
	Second Lien:	95.07%
	Third Lien:	1.86%
Property Type:	Single-Family Dwelling:	87.57%
	Planned Unit Development:	7.81%
	Condominium:	3.96%
	2 - 4 Family:	0.66%
Occupancy Status:	Owner Occupied:	98.44%
	Non-Owner Occupied:	1.56%
Geographic Distribution:	California:	30.96%
(states not listed individually account	New York:	5.95%
for less than 5.00% of the Mortgage	New Jersey:	5.64%
Loan principal balance)	Florida	5.39%
	Illinois:	5.08%
Credit Quality:	Excellent:	77.10%
(per Irwin's Guidelines)	Superior:	17.39%
	Good:	4.11%
	Fair:	0.66%
	Non-Prime:	0.74%
Prepayment Penalty:	No Prepayment Penalty:	10.28%
	24 Months:	0.64%
	36 Months:	13.76%
	48 Months:	0.05%
	60 Months:	75.28%
Origination Channel:	Direct Mail:	83.20%
	Broker:	10.05%
	Acquisitions:	6.75%

COLLATERAL SUMMARY
Group II Mortgage Loans (as of the Statistical Calculation Date) – 4/30/2002
HEL 125 and HELOC 125

Total Number of Loans:		6,117
Total Outstanding Loan Balance:		$258,275,955.85
Average Loan Principal Balance:		$42,222.65
WA Coupon:		12.981%
WA Margin (HELOC 125's only):		7.18%
WA Floor (HELOC 125's only):		10.62%
WA Ceiling (HELOC 125's only):		21.06%
Index (HELOC 125's only):		Prime
Rate Reset Frequency (HELOC 125's only):		Monthly
WA Remaining Term to Maturity (months):		229
WA Original Term to Stated Maturity (months):		234
WA CLTV:		118.15%
WA Debt-to-Income:		41.18%
Lien Position:	First Lien:	0.02%
	Second Lien:	97.19%
	Third Lien:	2.78%
Property Type:	Single-Family Dwelling:	84.69%
	Planned Unit Development:	9.66%
	Condominium:	5.53%
	2 - 4 Family:	0.12%
Occupancy Status:	Owner Occupied:	100.00%
Geographic Distribution:	California:	16.46%
(states not listed individually account	Florida:	7.76%
for less than 5.00% of the Mortgage	Virginia:	6.14%
Loan principal balance)	Arizona:	6.06%
	Maryland:	5.94%
	Ohio:	5.55%
Credit Quality:	Excellent:	79.18%
(per Irwin's Guidelines)	Superior:	16.05%
	Good:	4.47%
	Fair:	0.02%
	Non-Prime:	0.28%
Prepayment Penalty:	No Prepayment Penalty:	6.67%
	12 Months:	0.25%
	24 Months:	0.57%
	36 Months:	27.09%
	48 Months:	0.18%
	60 Months:	63.24%
	Other:	2.00%
Origination Channel:	Direct Mail:	55.43%
	Broker:	27.73%
	Correspondent:	10.67%
	Acquisitions:	6.17%

Group I Mortgage Loans

Lien Position of Group I Mortgage Loans

Lien Position	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
First Lien	61	$3,446,344.25	3.07%
Second Lien	2,068	106,587,797.49	95.07%
Third Lien	52	2,081,498.72	1.86%
Total	**2,181**	**112,115,640.46**	**100.00%**

Mortgage Interest Rates of Group I Mortgage Loans

Mortgage Interest Rates (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
4.000	to	4.999	3	$174,827.83	0.16%
5.000	to	5.999	79	5,508,807.33	4.91%
6.000	to	6.999	252	14,627,695.57	13.05%
7.000	to	7.999	311	18,126,896.89	16.17%
8.000	to	8.999	393	24,352,678.63	21.72%
9.000	to	9.999	418	21,121,874.72	18.84%
10.000	to	10.999	342	15,023,705.22	13.40%
11.000	to	11.999	242	9,087,419.04	8.11%
12.000	to	12.999	116	3,237,120.43	2.89%
13.000	to	13.999	16	517,796.88	0.46%
14.000	to	14.999	8	314,817.92	0.28%
15.000	to	15.999	1	22,000.00	0.02%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average mortgage interest rate of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 8.792% per annum.

Group I Mortgage Loans

Credit Limit Utilization Rates of Group I Mortgage Loans

Credit Limit Utilization Rates (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.001	to	5.000	2	$2,557.05	0.00%*
5.001	to	10.000	2	13,389.60	0.01%
10.001	to	15.000	4	24,396.71	0.02%
15.001	to	20.000	2	31,947.88	0.03%
20.001	to	25.000	4	41,939.29	0.04%
25.001	to	30.000	2	22,631.59	0.02%
30.001	to	35.000	6	165,782.53	0.15%
35.001	to	40.000	9	318,710.28	0.28%
40.001	to	45.000	11	284,275.34	0.25%
45.001	to	50.000	9	216,147.60	0.19%
50.001	to	55.000	12	407,265.00	0.36%
55.001	to	60.000	9	300,951.11	0.27%
60.001	to	65.000	7	271,688.70	0.24%
65.001	to	70.000	12	425,249.02	0.38%
70.001	to	75.000	23	558,925.71	0.50%
75.001	to	80.000	28	1,088,362.40	0.97%
80.001	to	85.000	33	1,303,765.91	1.16%
85.001	to	90.000	53	2,294,352.87	2.05%
90.001	to	95.000	93	3,757,506.88	3.35%
95.001	to	100.000	1,860	100,585,794.99	89.72%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average credit limit utilization rate of the Group I Loans as of the Statistical Calculation Date is approximately 97.47%.

*Greater than 0.000% but less than 0.005%.

Group I Mortgage Loans

Combined Loan-to-Value Ratios of Group I Mortgage Loans

Combined Loan-to-Value Ratios (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.001	to	40.000	15	$879,846.12	0.78%
40.001	to	45.000	6	421,716.12	0.38%
45.001	to	50.000	12	557,227.08	0.50%
50.001	to	55.000	16	1,123,049.53	1.00%
55.001	to	60.000	17	824,974.98	0.74%
60.001	to	65.000	30	1,952,623.70	1.74%
65.001	to	70.000	46	2,186,375.46	1.95%
70.001	to	75.000	62	3,558,759.68	3.17%
75.001	to	80.000	155	9,003,722.74	8.03%
80.001	to	85.000	184	9,021,322.23	8.05%
85.001	to	90.000	301	15,807,640.41	14.10%
90.001	to	95.000	290	14,992,299.53	13.37%
95.001	to	100.000	1,047	51,786,082.88	46.19%
Total			**2,181**	**112,115,640.46**	**100.00%**

The minimum and maximum combined loan-to-value ratios of the Group I Mortgage Loans as of the Statistical Calculation Date are approximately 6.98% and 100.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group I Mortgage Loans is approximately 90.15%. The "combined loan-to-value ratio" of an Group I Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and other mortgage balance, if any, as of the date of origination of the related Group I Mortgage Loan plus the credit limit of such Group I Mortgage divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group I Mortgage Loans

Principal Balances			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
$0.01	to	$25,000.00	413	$8,042,742.98	7.17%
$25,000.01	to	$50,000.00	1,039	38,522,792.24	34.36%
$50,000.01	to	$75,000.00	385	23,817,339.95	21.24%
$75,000.01	to	$100,000.00	209	18,622,183.67	16.61%
$100,000.01	to	$125,000.00	52	5,892,086.37	5.26%
$125,000.01	to	$150,000.00	25	3,392,091.20	3.03%
$150,000.01	to	$175,000.00	15	2,458,069.32	2.19%
$175,000.01	to	$200,000.00	16	3,055,659.44	2.73%
$200,000.01	to	$225,000.00	7	1,486,590.82	1.33%
$225,000.01	to	$250,000.00	5	1,194,279.41	1.07%
$250,000.01	to	$275,000.00	3	805,495.58	0.72%
$275,000.01	to	$300,000.00	4	1,175,665.10	1.05%
$300,000.01	to	$400,000.00	5	1,704,941.38	1.52%
$400,000.01	to	$500,000.00	1	450,000.00	0.40%
$600,000.01	to	$700,000.00	1	700,000.00	0.62%
$700,000.01	to	$800,000.00	1	795,703.00	0.71%
Total			**2,181**	**112,115,640.46**	**100.00%**

The average unpaid principal balance of the Group I Mortgage Loans as of the Statistical Calculation Date is $51,405.61.

Group I Mortgage Loans

Mortgaged Properties Securing Group I Mortgage Loans

Property Type	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Single-Family Dwelling	1,930	$98,180,950.90	87.57%
Planned Unit Development	128	8,753,203.65	7.81%
Condominium	106	4,436,185.51	3.96%
2-4 Family	17	745,300.40	0.66%
Total	**2,181**	**112,115,640.46**	**100.00%**

Original Term to Maturity of Group I Mortgage Loans

Original Term to Maturity (months)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0	to	60	1	$35,601.78	0.03%
121	to	180	270	6,883,980.94	6.14%
181	to	240	1,893	104,553,342.58	93.25%
241	to	300	17	642,715.16	0.57%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average original term to maturity of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 237 months.

Remaining Term to Maturity of Group I Mortgage Loans

Remaining Term to Maturity (months)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0	to	60	9	$279,043.46	0.25%
61	to	120	195	4,801,187.91	4.28%
121	to	180	96	2,863,656.08	2.55%
181	to	240	1,881	104,171,753.01	92.91%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average remaining term to maturity of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 228 months.

Group I Mortgage Loans

Year of Origination of Group I Mortgage Loans

Year of Origination	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
2002	1,048	$56,008,363.51	49.96%
2001	830	48,076,464.89	42.88%
2000	2	50,615.76	0.05%
1999	4	143,028.96	0.13%
1998	14	421,733.37	0.38%
1997	69	1,760,749.27	1.57%
1996	74	1,802,195.08	1.61%
1995	55	1,302,041.59	1.16%
1994	39	992,327.86	0.89%
1993	15	523,091.81	0.47%
1992	10	276,781.22	0.25%
1991	5	152,455.17	0.14%
1990	13	480,604.12	0.43%
1989	2	89,187.85	0.08%
1988	1	36,000.00	0.03%
Total	**2,181**	**112,115,640.46**	**100.00%**

The earliest month and year of origination of any Group I Mortgage Loan as of the Statistical Calculation Date is November 1988 and the latest month and year of origination of any Group I Mortgage Loan as of the Statistical Calculation Date is April 2002.

Occupancy Type of Group I Mortgage Loans

Occupancy Type	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Owner Occupied	2,137	$110,361,772.43	98.44%
Non-Owner Occupied	44	1,753,868.03	1.56%
Total	**2,181**	**112,115,640.46**	**100.00%**

Credit Quality of Group I Mortgage Loans

Credit Quality	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Excellent	1,623	$86,443,185.26	77.10%
Superior	410	19,499,185.92	17.39%
Good	103	4,605,371.47	4.11%
Fair	18	737,404.03	0.66%
Non-Prime	27	830,493.78	0.74%
Total	**2,181**	**112,115,640.46**	**100.00%**

Credit grades run from Excellent to Superior to Good to Fair to Non-Prime in descending order.

Group I Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group I Mortgage Loans

State	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
California	527	$34,707,269.97	30.96%
New York	129	6,671,531.03	5.95%
New Jersey	124	6,323,215.89	5.64%
Florida	127	6,047,092.03	5.39%
Illinois	133	5,692,436.12	5.08%
Virginia	115	5,501,491.42	4.91%
Colorado	80	4,451,371.62	3.97%
Michigan	100	4,402,743.36	3.93%
Georgia	85	4,285,367.90	3.82%
Washington	96	4,283,295.61	3.82%
Arizona	68	3,374,437.51	3.01%
Maryland	60	3,342,174.41	2.98%
Ohio	74	2,908,077.95	2.59%
Massachusetts	42	2,809,701.17	2.51%
Oregon	57	2,466,336.54	2.20%
Connecticut	45	2,384,020.38	2.13%
Other (<2%)	319	12,465,077.55	11.12%
Total	**2,181**	**112,115,640.46**	**100.00%**

No more than approximately 0.74% of the Group I Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code.

Debt-to-Income Ratios of Group I Mortgage Loans

Debt-to-Income Ratios (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
5.001	to	10.000	5	$203,853.59	0.18%
10.001	to	15.000	12	709,337.65	0.63%
15.001	to	20.000	33	1,572,768.99	1.40%
20.001	to	25.000	124	5,319,255.44	4.74%
25.001	to	30.000	180	9,378,394.73	8.36%
30.001	to	35.000	302	14,855,650.28	13.25%
35.001	to	40.000	342	17,469,185.19	15.58%
40.001	to	45.000	440	22,659,278.33	20.21%
45.001	to	50.000	450	25,324,665.43	22.59%
50.001	to	55.000	293	14,623,250.83	13.04%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average debt-to-income ratio of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 40.25%.

Group I Mortgage Loans

Prepayment Penalty for Group I Mortgage Loans

Months Applicable	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
No Prepayment Penalty	359	$11,524,808.60	10.28%
24	9	712,135.09	0.64%
36	256	15,424,164.13	13.76%
48	1	50,500.00	0.05%
60	1,556	84,404,032.64	75.28%
Total	**2,181**	**112,115,640.46**	**100.00%**

Origination Channel for Group I Mortgage Loans

Origination Channel	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Direct Mail	1,687	$93,283,449.45	83.20%
Broker	206	11,269,893.13	10.05%
Acquisitions	288	7,562,297.88	6.75%
Total	**2,181**	**112,115,640.46**	**100.00%**

Delinquency Status for Group I Mortgage Loans

Delinquency	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0	2,181	$112,115,640.46	100.00%
Total	**2,181**	**112,115,640.46**	**100.00%**

Group I Mortgage Loans

Rate Floor of Group I Mortgage Loans

Rate Floor (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.000	to	0.999	1	$29,136.43	0.03%
3.000	to	3.999	1	103,116.20	0.09%
4.000	to	4.999	149	8,444,642.37	7.53%
5.000	to	5.999	326	19,563,552.08	17.45%
6.000	to	6.999	363	21,822,741.43	19.46%
7.000	to	7.999	421	23,731,675.34	21.17%
8.000	to	8.999	336	16,221,086.32	14.47%
9.000	to	9.999	228	10,330,588.59	9.21%
10.000	to	10.999	133	5,664,930.11	5.05%
11.000	to	11.999	136	4,348,077.45	3.88%
12.000	to	12.999	75	1,448,906.13	1.29%
13.000	to	13.999	9	345,535.96	0.31%
14.000	to	14.999	2	39,652.05	0.04%
15.000	to	15.999	1	22,000.00	0.02%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average rate floor of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 7.51% per annum.

Rate Ceiling of Group I Mortgage Loans

Rate Ceiling (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.000	to	0.999	1	$29,136.43	0.03%
13.000	to	13.999	1	103,116.20	0.09%
14.000	to	14.999	149	8,444,642.37	7.53%
15.000	to	15.999	326	19,563,552.08	17.45%
16.000	to	16.999	359	21,669,514.85	19.33%
17.000	to	17.999	404	22,452,333.06	20.03%
18.000	to	18.999	331	16,307,682.93	14.55%
19.000	to	19.999	472	16,361,072.64	14.59%
20.000	to	20.999	79	4,114,396.28	3.67%
21.000	to	21.999	26	1,157,776.21	1.03%
22.000	to	22.999	13	507,174.49	0.45%
23.000	to	23.999	5	279,235.52	0.25%
24.000	to	24.999	7	862,508.44	0.77%
26.000	+		8	263,498.96	0.24%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average rate ceiling of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 17.68% per annum.

Group I Mortgage Loans

Margin Rate of Group I Mortgage Loans

Margin Range (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Below 0.000			2	$69,766.81	0.06%
0.000	to	0.999	46	3,481,895.88	3.11%
1.000	to	1.999	226	13,016,277.60	11.61%
2.000	to	2.999	319	18,275,100.79	16.30%
3.000	to	3.999	415	23,200,570.23	20.69%
4.000	to	4.999	511	25,862,874.33	23.07%
5.000	to	5.999	408	17,034,448.82	15.19%
6.000	to	6.999	166	7,522,623.27	6.71%
7.000	to	7.999	60	2,512,907.42	2.24%
8.000	to	8.999	19	809,539.86	0.72%
9.000	to	9.999	8	276,483.94	0.25%
10.000	to	10.999	1	53,151.51	0.05%
Total			**2,181**	**112,115,640.46**	**100.00%**

The weighted average margin of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 3.92% per annum.

Group II Mortgage Loans

Lien Position of Group II Mortgage Loans

Lien Position	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
First Lien	1	$57,042.68	0.02%
Second Lien	5,947	251,031,172.29	97.19%
Third Lien	169	7,187,740.88	2.78%
Total	**6,117**	**258,275,955.85**	**100.00%**

Mortgage Interest Rates of Group II Mortgage Loans

Mortgage Interest Rates (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
5.000	to	5.999	1	$84,635.88	0.03%
6.000	to	6.999	6	432,041.47	0.17%
7.000	to	7.999	41	2,338,185.85	0.91%
8.000	to	8.999	108	5,322,399.84	2.06%
9.000	to	9.999	380	19,169,974.14	7.42%
10.000	to	10.999	613	29,952,663.49	11.60%
11.000	to	11.999	814	35,794,602.58	13.86%
12.000	to	12.999	937	38,630,837.68	14.96%
13.000	to	13.999	1,069	42,952,141.41	16.63%
14.000	to	14.999	1,019	39,278,001.05	15.21%
15.000	to	15.999	447	17,233,933.05	6.67%
16.000	to	16.999	289	11,992,224.51	4.64%
17.000	to	17.999	230	9,009,675.01	3.49%
18.000	to	18.999	96	3,504,607.69	1.36%
19.000	to	19.999	64	2,490,179.57	0.96%
20.000	+		3	89,852.63	0.03%
Total			**6,117**	**258,275,955.85**	**100.00%**

The weighted average mortgage interest rate of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 12.981% per annum.

Group II Mortgage Loans

Credit Limit Utilization Rates of Adjustable Rate Group II Mortgage Loans

Credit Limit Utilization Rates (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0.001	to	5.000	1	1,171.53	0.00%*
5.001	to	10.000	1	3,247.63	0.00%*
15.001	to	20.000	3	20,819.92	0.01%
20.001	to	25.000	3	37,431.91	0.03%
25.001	to	30.000	3	19,169.44	0.01%
30.001	to	35.000	2	17,662.63	0.01%
35.001	to	40.000	2	27,164.01	0.02%
40.001	to	45.000	2	60,777.81	0.04%
45.001	to	50.000	3	104,447.95	0.07%
50.001	to	55.000	4	53,631.25	0.04%
55.001	to	60.000	6	126,398.31	0.09%
60.001	to	65.000	7	218,093.63	0.15%
65.001	to	70.000	12	400,366.13	0.27%
70.001	to	75.000	14	477,035.50	0.33%
75.001	to	80.000	9	445,117.95	0.30%
80.001	to	85.000	20	617,212.49	0.42%
85.001	to	90.000	32	1,323,436.19	0.90%
90.001	to	95.000	50	2,127,139.47	1.45%
95.001	to	100.000	3,231	140,245,854.10	95.84%
Total			**3,405**	**146,326,177.85**	**100.00%**

The weighted average credit limit utilization rate of the Group II Loans as of the Statistical Calculation Date is approximately 98.91%.

*Greater than 0.000% but less than 0.005%.

Group II Mortgage Loans

Combined Loan-to-Value Ratios of Group II Mortgage Loans

Combined Loan-to-Value Ratios (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
100.001	to	105.000	371	$12,871,551.56	4.98%
105.001	to	110.000	729	28,578,327.10	11.07%
110.001	to	115.000	931	37,855,928.52	14.66%
115.001	to	120.000	1,191	50,866,788.71	19.69%
120.001	to	125.000	2,895	128,103,359.96	49.60%
Total			**6,117**	**258,275,955.85**	**100.00%**

The minimum and maximum combined loan-to-value ratios of the Group II Mortgage Loans as of the Statistical Calculation Date are approximately 100.00% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group II Mortgage Loans is approximately 118.15%. The "combined loan-to-value ratio" of an Group II Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and other mortgage balance, if any, as of the date of origination of the related Group II Mortgage Loan plus the credit limit of HELOCs and original principal balance on HELs of such Group II Mortgage Loan divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group II Mortgage Loans

Principal Balances			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
$0.01	to	$25,000.00	1,078	$22,858,194.51	8.85%
$25,000.01	to	$50,000.00	3,598	134,526,715.92	52.09%
$50,000.01	to	$75,000.00	1,066	65,463,252.44	25.35%
$75,000.01	to	$100,000.00	301	26,296,087.25	10.18%
$100,000.01	to	$125,000.00	58	6,611,869.66	2.56%
$125,000.01	to	$150,000.00	9	1,226,701.58	0.47%
$150,000.01	to	$175,000.00	3	490,294.18	0.19%
$175,000.01	to	$200,000.00	3	553,840.31	0.21%
$225,000.01	to	$250,000.00	1	249,000.00	0.10%
Total			**6,117**	**258,275,955.85**	**100.00%**

The average unpaid principal balance of the Group II Mortgage Loans as of the Statistical Calculation Date is $42,222.65

Group II Mortgage Loans

Mortgaged Properties Securing Group II Mortgage Loans

Property Type	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Single-Family Dwelling	5,230	$218,730,729.67	84.69%
Planned Unit Development	502	24,959,819.60	9.66%
Condominium	374	14,280,678.07	5.53%
2-4 Family	11	304,728.51	0.12%
Total	**6,117**	**258,275,955.85**	**100.00%**

Original Term to Maturity of Group II Mortgage Loans

Original Term to Maturity (months)	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
61 to 120	112	$3,519,822.70	1.36%
121 to 180	1,495	57,537,439.08	22.28%
181 to 240	3,690	159,658,530.63	61.82%
241 to 300	818	37,496,944.39	14.52%
301 to 360	2	63,219.05	0.02%
Total	**6,117**	**258,275,955.85**	**100.00%**

The weighted average original term to maturity of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 234 months.

Remaining Term to Maturity of Group II Mortgage Loans

Remaining Term to Maturity (months)	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0 to 60	3	$48,130.77	0.02%
61 to 120	121	3,941,317.38	1.53%
121 to 180	1,485	57,122,407.04	22.12%
181 to 240	3,689	159,636,852.24	61.81%
241 to 300	817	37,464,029.37	14.51%
301 to 360	2	63,219.05	0.02%
Total	**6,117**	**258,275,955.85**	**100.00%**

The weighted average remaining term to maturity of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 229 months.

Group II Mortgage Loans

Year of Origination of Group II Mortgage Loans

Year of Origination	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
2002	3,477	$150,854,034.44	58.41%
2001	2,140	91,473,904.96	35.42%
2000	2	66,022.28	0.03%
1999	27	833,554.22	0.32%
1998	449	14,303,568.10	5.54%
1997	12	346,823.31	0.13%
1996	4	139,918.11	0.05%
1995	1	13,044.45	0.01%
1994	4	159,144.21	0.06%
1993	1	85,941.77	0.03%
Total	**6,117**	**258,275,955.85**	**100.00%**

The earliest month and year of origination of any Group II Mortgage Loan as of the Statistical Calculation Date is June 1993 and the latest month and year of origination of any Group II Mortgage Loan as of the Statistical Calculation Date is April 2002.

Occupancy Type of Group II Mortgage Loans

Occupancy Type	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Owner Occupied	6,117	$258,275,955.85	100.00%
Total	**6,117**	**258,275,955.85**	**100.00%**

Credit Quality of Group II Mortgage Loans

Credit Quality	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Excellent	4,600	$204,492,195.02	79.18%
Superior	1,145	41,458,726.02	16.05%
Good	346	11,551,256.51	4.47%
Fair	2	53,251.05	0.02%
Non-Prime	24	720,527.25	0.28%
Total	**6,117**	**258,275,955.85**	**100.00%**

Credit grades run from Excellent to Superior to Good to Fair to Non-Prime in descending order.

Group II Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group II Mortgage Loans

State	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
California	847	$42,503,109.20	16.46%
Florida	499	20,036,139.91	7.76%
Virginia	380	15,868,094.95	6.14%
Arizona	371	15,640,144.49	6.06%
Maryland	332	15,347,139.83	5.94%
Ohio	372	14,325,169.89	5.55%
Pennsylvania	309	12,290,514.78	4.76%
Washington	272	12,073,752.74	4.67%
Colorado	252	11,783,898.33	4.56%
Illinois	282	11,435,342.04	4.43%
Georgia	292	11,363,577.42	4.40%
Michigan	238	9,623,746.28	3.73%
Oregon	153	6,568,480.53	2.54%
New York	162	6,250,005.22	2.42%
New Jersey	139	6,185,065.47	2.39%
Nevada	143	6,150,697.44	2.38%
Other (<2%)	1,074	40,831,077.33	15.81%
Total	**6,117**	**258,275,955.85**	**100.00%**

No more than approximately 0.28% of the Group II Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code.

Debt-to-Income Ratios of Group II Mortgage Loans

Debt-to-Income Ratios (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0.001	to	5.000	1	$31,804.06	0.01%
5.001	to	10.000	2	72,127.63	0.03%
10.001	to	15.000	7	254,803.07	0.10%
15.001	to	20.000	47	1,540,801.97	0.60%
20.001	to	25.000	214	7,805,860.44	3.02%
25.001	to	30.000	441	16,214,422.93	6.28%
30.001	to	35.000	833	32,180,235.95	12.46%
35.001	to	40.000	1,175	47,248,676.77	18.29%
40.001	to	45.000	1,438	59,236,068.88	22.94%
45.001	to	50.000	1,464	66,706,275.52	25.83%
50.001	to	55.000	495	26,984,878.63	10.45%
Total			**6,117**	**258,275,955.85**	**100.00%**

The weighted average debt-to-income ratio of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 41.18%.

Group II Mortgage Loans

Prepayment Penalty for Group II Mortgage Loans

Months Applicable	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
No Prepayment Penalty	449	$17,237,101.13	6.67%
12	22	636,230.91	0.25%
24	30	1,482,277.66	0.57%
36	1,550	69,967,553.90	27.09%
48	11	455,138.87	0.18%
60	3,907	163,323,826.37	63.24%
Other	148	5,173,827.01	2.00%
Total	**6,117**	**258,275,955.85**	**100.00%**

Origination Channel for Group II Mortgage Loans

Origination Channel	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Direct Mail	3,464	$143,154,128.25	55.43%
Broker	1,517	71,631,474.77	27.73%
Correspondent	637	27,561,902.22	10.67%
Acquisitions	499	15,928,450.61	6.17%
Total	**6,117**	**258,275,955.85**	**100.00%**

Delinquency Status for Group II Mortgage Loans

Delinquency	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0	6,117	$258,275,955.85	100.00%
Total	**6,117**	**258,275,955.85**	**100.00%**

Group II Mortgage Loans

Rate Floor of Adjustable Rate Group II Mortgage Loans

Rate Floor (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
4.000	to	4.999	2	$87,466.94	0.06%
5.000	to	5.999	9	625,145.69	0.43%
6.000	to	6.999	42	2,311,916.53	1.58%
7.000	to	7.999	183	9,366,518.09	6.40%
8.000	to	8.999	447	22,361,403.07	15.28%
9.000	to	9.999	637	29,384,677.46	20.08%
10.000	to	10.999	651	26,139,795.62	17.86%
11.000	to	11.999	554	21,639,105.91	14.79%
12.000	to	12.999	379	14,684,934.78	10.04%
13.000	to	13.999	273	10,714,656.93	7.32%
14.000	to	14.999	129	5,120,979.07	3.50%
15.000	to	15.999	67	2,663,451.52	1.82%
16.000	to	16.999	23	968,796.26	0.66%
17.000	to	17.999	9	257,329.98	0.18%
Total			**3,405**	**146,326,177.85**	**100.00%**

The weighted average rate floor of the Adjustable Rate Group II Mortgage Loans as of the Statistical Calculation Date is approximately 10.62% per annum.

Rate Ceiling of Adjustable Rate Group II Mortgage Loans

Rate Ceiling (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
14.000	to	14.999	2	$87,466.94	0.06%
15.000	to	15.999	9	625,145.69	0.43%
16.000	to	16.999	42	2,311,916.53	1.58%
17.000	to	17.999	179	9,159,521.64	6.26%
18.000	to	18.999	460	22,811,945.60	15.59%
19.000	to	19.999	643	29,541,092.27	20.19%
20.000	to	20.999	630	25,434,969.85	17.38%
21.000	to	21.999	541	21,210,668.73	14.50%
22.000	to	22.999	369	14,388,752.44	9.83%
23.000	to	23.999	266	10,532,688.20	7.20%
24.000	to	24.999	231	9,261,700.45	6.33%
26.000	+		33	960,309.51	0.66%
Total			**3,405**	**146,326,177.85**	**100.00%**

The weighted average rate ceiling of the Adjustable Rate Group II Mortgage Loans as of the Statistical Calculation Date is approximately 21.06% per annum.

Group II Mortgage Loans

Margin Rate of Group II Adjustable Rate Mortgage Loans

Margin Range (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0.000	to	0.999	3	$202,801.08	0.14%
1.000	to	1.999	9	376,477.16	0.26%
2.000	to	2.999	32	1,761,206.37	1.20%
3.000	to	3.999	68	3,338,552.50	2.28%
4.000	to	4.999	276	14,097,315.22	9.63%
5.000	to	5.999	497	23,796,950.66	16.26%
6.000	to	6.999	629	27,950,434.13	19.10%
7.000	to	7.999	626	25,209,515.10	17.23%
8.000	to	8.999	533	20,842,759.41	14.24%
9.000	to	9.999	403	15,582,461.40	10.65%
10.000	to	10.999	195	7,574,295.01	5.18%
11.000	to	11.999	58	2,712,246.76	1.85%
12.000	to	12.999	53	2,025,171.65	1.38%
13.000	to	13.999	15	637,561.42	0.44%
14.000	to	14.999	8	218,429.98	0.15%
Total			**3,405**	**146,326,177.85**	**100.00%**

The weighted average margin of the Adjustable Rate Group II Mortgage Loans as of the Statistical Calculation Date is approximately 7.18% per annum.

SENSITIVITY TABLES*

***Based on June 25, 2002 Settlement Date.**

Class IA-1 (To Maturity)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to gross CPR	**35.00%**	4.00%(1)	17.50%	26.25%	43.75%	52.50%
Average Life (years)	**2.48**	15.16	5.57	3.54	1.85	1.43
Modified Duration (years)	**2.34**	12.56	4.98	3.27	1.77	1.37
Principal Lockout (months)	**0**	2	0	0	0	0
First Principal Payment	**7/25/2002**	9/25/2002	7/25/2002	7/25/2002	7/25/2002	7/25/2002
Principal Window (months)	**165**	227	229	229	120	92
Illustrative Yield @ Par (Actual/360)	**2.20%**	2.18%	2.19%	2.20%	2.20%	2.20%

Class IIA-1 (To Maturity)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**2.74**	12.93	4.91	3.55	2.13	1.54
Modified Duration (years)	**2.55**	10.85	4.42	3.26	2.01	1.47
Principal Lockout (months)	**0**	0	0	0	0	0
First Principal Payment	**7/25/2002**	7/25/2002	7/25/2002	7/25/2002	7/25/2002	7/25/2002
Principal Window (months)	**235**	236	236	236	191	162
Illustrative Yield @ Par (Act/360)	**2.16%**	2.15%	2.16%	2.16%	2.17%	2.17%

Class IIM-1 (To Maturity)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**6.91**	19.67	12.32	9.03	5.84	6.10
Modified Duration (years)	**6.08**	14.89	10.08	7.70	5.24	5.50
Principal Lockout (months)	**36**	235	73	48	43	52
First Principal Payment	**7/25/2005**	2/25/2022	8/25/2008	7/25/2006	2/25/2006	11/25/2006
Principal Window (months)	**181**	1	163	188	131	97
Illustrative Yield @ Par (30/360)	**2.89%**	2.85%	2.87%	2.88%	2.89%	2.89%

(1) 4.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.
(2) 2.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.

SENSITIVITY TABLES*

***Based on June 25, 2002 Settlement Date.**

Class IIM-2 (To Maturity)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**6.89**	19.67	12.32	9.03	5.66	5.16
Modified Duration (years)	**5.92**	14.14	9.72	7.47	4.99	4.62
Principal Lockout (months)	**36**	235	73	48	40	44
First Principal Payment	**7/25/2005**	2/25/2022	8/25/2008	7/25/2006	11/25/2005	3/25/2006
Principal Window (months)	**168**	1	163	188	126	97
Illustrative Yield @ Par (30/360)	**3.47%**	3.41%	3.44%	3.46%	3.47%	3.47%

Class IIB-1 (To Maturity)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**6.82**	22.38	12.52	9.00	5.55	4.84
Modified Duration (years)	**5.63**	13.97	9.19	7.08	4.73	4.22
Principal Lockout (months)	**36**	235	73	48	37	38
First Principal Payment	**7/25/2005**	2/25/2022	8/25/2008	7/25/2006	8/25/2005	9/25/2005
Principal Window (months)	**153**	58	202	196	118	93
Illustrative Yield @ Par (Actual/360)	**4.53%**	4.54%	4.50%	4.52%	4.53%	4.54%

Class IIA-IO (To Maturity)						
% of Prepayment Assumption	100%	0%	50%	75%	125%	150%
Modified Duration (years)	1.24	1.24	1.24	1.24	1.24	1.24
Illustrative Yield (30/360)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

(1) 4.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.
(2) 2.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.

SENSITIVITY TABLES*

***Based on June 25, 2002 Settlement Date.**

Class IA-1 (To Call)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to gross CPR	**35.00%**	4.00%(1)	17.50%	26.25%	43.75%	52.50%
Average Life (years)	**2.30**	15.16	5.41	3.31	1.70	1.32
Modified Duration (years)	**2.19**	12.56	4.87	3.09	1.64	1.28
Principal Lockout (months)	**0**	2	0	0	0	0
First Principal Payment	**7/25/2002**	9/25/2002	7/25/2002	7/25/2002	7/25/2002	7/25/2002
Principal Window (months)	**72**	227	184	106	53	41
Illustrative Yield @ Par (Actual/360)	**2.18%**	2.18%	2.18%	2.18%	2.18%	2.18%

Class IIA-1 (To Call)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**2.58**	12.93	4.78	3.39	2.00	1.43
Modified Duration (years)	**2.42**	10.85	4.33	3.13	1.90	1.38
Principal Lockout (months)	**0**	0	0	0	0	0
First Principal Payment	**7/25/2002**	7/25/2002	7/25/2002	7/25/2002	7/25/2002	7/25/2002
Principal Window (months)	**110**	236	191	142	89	73
Illustrative Yield @ Par (Act/360)	**2.15%**	2.15%	2.15%	2.15%	2.15%	2.15%

Class IIM-1 (To Call)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**6.22**	19.67	11.59	8.21	5.28	5.53
Modified Duration (years)	**5.58**	14.89	9.64	7.15	4.82	5.05
Principal Lockout (months)	**36**	235	73	48	43	52
First Principal Payment	**7/25/2005**	2/25/2022	8/25/2008	7/25/2006	2/25/2006	11/25/2006
Principal Window (months)	**74**	1	118	94	46	21
Illustrative Yield @ Par (30/360)	**2.85%**	2.85%	2.85%	2.85%	2.85%	2.85%

(1) 4.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.
(2) 2.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.

SENSITIVITY TABLES*

***Based on June 25, 2002 Settlement Date.**

Class IIM-2 (To Call)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**6.22**	19.67	11.59	8.21	5.12	4.70
Modified Duration (years)	**5.46**	14.14	9.31	6.97	4.59	4.27
Principal Lockout (months)	**36**	235	73	48	40	44
First Principal Payment	**7/25/2005**	2/25/2022	8/25/2008	7/25/2006	11/25/2005	3/25/2006
Principal Window (months)	**74**	1	118	94	49	29
Illustrative Yield @ Par (30/360)	**3.41%**	3.41%	3.41%	3.41%	3.41%	3.41%

Class IIB-1 (To Call)						
% of Prepayment Assumption	**100%**	0%	50%	75%	125%	150%
Ramp to: HEL 125	**18.00%**	0.00%	9.00%	13.50%	22.50%	27.00%
HELOC 125 (Flat CPR w/2% draw)	**25.00%**	2.00%(2)	12.50%	18.75%	31.25%	37.50%
Average Life (years)	**6.22**	19.67	11.59	8.21	5.05	4.42
Modified Duration (years)	**5.26**	12.90	8.75	6.65	4.40	3.91
Principal Lockout (months)	**36**	235	73	48	37	38
First Principal Payment	**7/25/2005**	2/25/2022	8/25/2008	7/25/2006	8/25/2005	9/25/2005
Principal Window (months)	**74**	1	118	94	52	35
Illustrative Yield @ Par (30/360)	**4.44%**	4.44%	4.44%	4.44%	4.45%	4.45%

Class IIA-IO (To Call)						
% of Prepayment Assumption	100%	0%	50%	75%	125%	150%
Modified Duration (years)	1.24	1.24	1.24	1.24	1.24	1.24
Illustrative Yield (30/360)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

(1) 4.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.
(2) 2.00% gross CPR represents the 0% CPR scenario after giving effect to the draw.

Net Fund Cap (LIBOR at 1.84, Prime at 4.5%)

Period	Payment Date	Group II
1	25-Jul-02	10.94
2	25-Aug-02	10.91
3	25-Sep-02	10.89
4	25-Oct-02	10.87
5	25-Nov-02	10.85
6	25-Dec-02	10.83
7	25-Jan-03	10.80
8	25-Feb-03	10.78
9	25-Mar-03	10.75
10	25-Apr-03	10.72
11	25-May-03	10.69
12	25-Jun-03	10.65
13	25-Jul-03	10.62
14	25-Aug-03	10.58
15	25-Sep-03	10.54
16	25-Oct-03	10.51
17	25-Nov-03	10.47
18	25-Dec-03	10.43
19	25-Jan-04	10.39
20	25-Feb-04	10.35
21	25-Mar-04	10.31
22	25-Apr-04	10.27
23	25-May-04	10.23
24	25-Jun-04	10.18
25	25-Jul-04	10.14
26	25-Aug-04	10.10
27	25-Sep-04	10.05
28	25-Oct-04	10.00
29	25-Nov-04	9.96
30	25-Dec-04	9.91
31	25-Jan-05	12.03
32	25-Feb-05	12.03
33	25-Mar-05	12.02
34	25-Apr-05	12.02
35	25-May-05	12.01
36	25-Jun-05	12.01
37	25-Jul-05	12.00
38	25-Aug-05	12.00
39	25-Sep-05	11.99
40	25-Oct-05	11.99
41	25-Nov-05	11.98
42	25-Dec-05	11.98
43	25-Jan-06	11.97
44	25-Feb-06	11.97
45	25-Mar-06	11.96
46	25-Apr-06	11.96
47	25-May-06	11.95
48	25-Jun-06	11.95
49	25-Jul-06	11.95
50	25-Aug-06	11.94
51	25-Sep-06	11.94
52	25-Oct-06	11.93
53	25-Nov-06	11.93
54	25-Dec-06	11.92
55	25-Jan-07	11.92
56	25-Feb-07	11.91
57	25-Mar-07	11.91
58	25-Apr-07	11.91
59	25-May-07	11.90
60	25-Jun-07	11.90
61	25-Jul-07	11.89
62	25-Aug-07	11.89

Period	Payment Date	Group II
63	25-Sep-07	11.88
64	25-Oct-07	11.88
65	25-Nov-07	11.87
66	25-Dec-07	11.87
67	25-Jan-08	11.87
68	25-Feb-08	11.86
69	25-Mar-08	11.86
70	25-Apr-08	11.85
71	25-May-08	11.85
72	25-Jun-08	11.85
73	25-Jul-08	11.84
74	25-Aug-08	11.84
75	25-Sep-08	11.83
76	25-Oct-08	11.83
77	25-Nov-08	11.82
78	25-Dec-08	11.82
79	25-Jan-09	11.82
80	25-Feb-09	11.81
81	25-Mar-09	11.81
82	25-Apr-09	11.80
83	25-May-09	11.80
84	25-Jun-09	11.79
85	25-Jul-09	11.79
86	25-Aug-09	11.79
87	25-Sep-09	11.78
88	25-Oct-09	11.78
89	25-Nov-09	11.77
90	25-Dec-09	11.77
91	25-Jan-10	11.76
92	25-Feb-10	11.76
93	25-Mar-10	11.75
94	25-Apr-10	11.75
95	25-May-10	11.75
96	25-Jun-10	11.74
97	25-Jul-10	11.74
98	25-Aug-10	11.73
99	25-Sep-10	11.73
100	25-Oct-10	11.72
101	25-Nov-10	11.72
102	25-Dec-10	11.71
103	25-Jan-11	11.71
104	25-Feb-11	11.70
105	25-Mar-11	11.70
106	25-Apr-11	11.69
107	25-May-11	11.69
108	25-Jun-11	11.68
109	25-Jul-11	11.68
110	25-Aug-11	11.67
111	25-Sep-11	11.67
112	25-Oct-11	11.66
113	25-Nov-11	11.66
114	25-Dec-11	11.65
115	25-Jan-12	11.65
116	25-Feb-12	11.64
117	25-Mar-12	11.64
118	25-Apr-12	11.63
119	25-May-12	11.63
120	25-Jun-12	11.62
121	25-Jul-12	11.61
122	25-Aug-12	11.61
123	25-Sep-12	11.60
124	25-Oct-12	11.60

Period	Payment Date	Group II
125	25-Nov-12	11.59
126	25-Dec-12	11.59
127	25-Jan-13	11.58
128	25-Feb-13	11.57
129	25-Mar-13	11.57
130	25-Apr-13	11.56
131	25-May-13	11.56
132	25-Jun-13	11.55
133	25-Jul-13	11.54
134	25-Aug-13	11.54
135	25-Sep-13	11.53
136	25-Oct-13	11.52
137	25-Nov-13	11.51
138	25-Dec-13	11.51
139	25-Jan-14	11.50
140	25-Feb-14	11.49
141	25-Mar-14	11.48
142	25-Apr-14	11.48
143	25-May-14	11.47
144	25-Jun-14	11.46
145	25-Jul-14	11.45
146	25-Aug-14	11.44
147	25-Sep-14	11.43
148	25-Oct-14	11.42
149	25-Nov-14	11.41
150	25-Dec-14	11.40
151	25-Jan-15	11.39
152	25-Feb-15	11.38
153	25-Mar-15	11.37
154	25-Apr-15	11.36
155	25-May-15	11.35
156	25-Jun-15	11.34
157	25-Jul-15	11.33
158	25-Aug-15	11.32
159	25-Sep-15	11.30
160	25-Oct-15	11.29
161	25-Nov-15	11.28
162	25-Dec-15	11.26
163	25-Jan-16	11.25
164	25-Feb-16	11.24
165	25-Mar-16	11.22
166	25-Apr-16	11.21
167	25-May-16	11.19
168	25-Jun-16	11.17
169	25-Jul-16	11.16
170	25-Aug-16	11.14
171	25-Sep-16	11.12
172	25-Oct-16	11.10
173	25-Nov-16	11.08
174	25-Dec-16	11.06
175	25-Jan-17	11.04
176	25-Feb-17	11.02
177	25-Mar-17	11.01
178	25-Apr-17	11.01
179	25-May-17	11.00
180	25-Jun-17	11.00
181	25-Jul-17	10.99
182	25-Aug-17	10.98
183	25-Sep-17	10.98
184	25-Oct-17	10.97
185	25-Nov-17	10.96
186	25-Dec-17	10.96

Net Fund Cap (LIBOR at 1.84, Prime at 4.5%)

Period	Payment Date	Group II
187	25-Jan-18	10.95
188	25-Feb-18	10.94
189	25-Mar-18	10.93
190	25-Apr-18	10.93
191	25-May-18	10.92
192	25-Jun-18	10.91
193	25-Jul-18	10.90
194	25-Aug-18	10.89
195	25-Sep-18	10.89
196	25-Oct-18	10.88
197	25-Nov-18	10.87
198	25-Dec-18	10.86
199	25-Jan-19	10.85
200	25-Feb-19	10.84
201	25-Mar-19	10.83
202	25-Apr-19	10.82
203	25-May-19	10.81
204	25-Jun-19	10.80
205	25-Jul-19	10.79
206	25-Aug-19	10.78
207	25-Sep-19	10.77
208	25-Oct-19	10.75
209	25-Nov-19	10.74
210	25-Dec-19	10.73
211	25-Jan-20	10.72
212	25-Feb-20	10.70
213	25-Mar-20	10.69
214	25-Apr-20	10.68
215	25-May-20	10.66
216	25-Jun-20	10.65
217	25-Jul-20	10.63
218	25-Aug-20	10.62
219	25-Sep-20	10.60
220	25-Oct-20	10.59
221	25-Nov-20	10.57
222	25-Dec-20	10.55
223	25-Jan-21	10.53
224	25-Feb-21	10.51
225	25-Mar-21	10.50
226	25-Apr-21	10.48
227	25-May-21	10.45
228	25-Jun-21	10.43
229	25-Jul-21	10.41
230	25-Aug-21	10.39
231	25-Sep-21	10.37
232	25-Oct-21	10.34
233	25-Nov-21	10.32
234	25-Dec-21	10.29
235	25-Jan-22	10.28
236	25-Feb-22	10.26